

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 6, 2009

Mr. Lawrence A. Sala
Chief Executive Officer
Anaren, Inc.
6635 Kirkville Road
East Syracuse, New York 13057

> **Re: Anaren, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 15, 2008**
> **File No. 0-06620**

Dear Mr. Sala:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                   Sincerely,

                   Larry Spirgel
                   Assistant Director